Exhibit 99.1

ASUR Announces Total Passenger Traffic for May 2020

On a YoY basis, passenger traffic decreased 96.6% in Mexico, 89.7% in Puerto Rico and 99.8% in Colombia

MEXICO CITY, June 4, 2020 /PRNewswire/ -- Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) ASUR, a leading international airport group with operations in Mexico, the U.S. and Colombia, today announced that total passenger traffic for May 2020 decreased 96.1% when compared to May 2019. Passenger traffic decreased 96.6% in Mexico, 89.7% in Puerto Rico and 99.8% in Colombia, impacted by severe downturns in business and leisure travel stemming from the COVID-19 pandemic.

This announcement reflects comparisons between May 1 through May 31, 2020 and from May 1 through May 31, 2019. Transit and general aviation passengers are excluded for Mexico and Colombia.

As announced on March 23, 2020, neither Mexico nor Puerto Rico have issued flight restrictions, to date. In Puerto Rico, the FAA has accepted a request from the Governor of Puerto Rico that all flights bound to Puerto Rico land at LMM Airport, which is operated by ASUR's subsidiary Aerostar, and that all passengers be screened by representatives of the Puerto Rico Health Department. As a result, the LMM airport remains open and operating, albeit with substantially reduced flight and passenger volumes. Mexico and/or the United States may issue flight restrictions similar to those issued in other parts of the world, which would cause a significant further reduction in ASUR's operations.

In addition, Decree 439, issued by the Government of Colombia on March 20, 2020, suspended all incoming international flights, including connecting flights in Colombia, for 30 days, starting March 23, 2020. Moreover, Decree 457, issued on March 22, 2020, mandated preventive isolation as well as the suspension of domestic air travel in Colombia from March 25 to April 13, 2020. On April 8, 2020, Decree 531 suspended domestic air travel starting April 13 until April 27, 2020. This order was subsequently extended in several instances through July 1, 2020, with the exception of humanitarian emergencies, transportation of cargo and goods, and fortuitous events or force majeure.

Passenger Traffic Summary
	May		% Chg		Year to date		% Chg
	2019	2020			2019	2020
Mexico	2,848,990	96,777	(96.6)		14,563,229	8,246,437	(43.4)
Domestic Traffic	1,466,844	88,253	(94.0)		6,477,882	3,745,362	(42.2)
International Traffic	1,382,146	8,524	(99.4)		8,085,347	4,501,075	(44.3)
San Juan, Puerto Rico	776,383	79,906	(89.7)		3,829,801	2,328,108	(39.2)
Domestic Traffic	693,694	78,477	(88.7)		3,437,127	2,121,525	(38.3)
International Traffic	82,689	1,429	(98.3)		392,674	206,583	(47.4)
Colombia	941,985	1,779	(99.8)		4,578,218	2,672,506	(41.6)
Domestic Traffic	798,142	875	(99.9)		3,898,187	2,273,180	(41.7)
International Traffic	143,843	904	(99.4)		680,031	399,326	(41.3)
Total Traffic	4,567,358	178,462	(96.1)		22,971,248	13,247,051	(42.3)
Domestic Traffic	2,958,680	167,605	(94.3)		13,813,196	8,140,067	(41.1)
International Traffic	1,608,678	10,857	(99.3)		9,158,052	5,106,984	(44.2)
Mexico Passenger Traffic
		May		% Chg	Year to date		% Chg
		2019	2020		2019	2020
Domestic Traffic		1,466,844	88,253	(94.0)	6,477,882	3,745,362	(42.2)
CUN	Cancun	792,854	41,255	(94.8)	3,437,052	1,902,083	(44.7)
CZM	Cozumel	20,852	151	(99.3)	79,459	37,900	(52.3)
HUX	Huatulco	67,938	2	(100.0)	302,344	148,644	(50.8)
MID	Merida	226,763	13,808	(93.9)	1,017,510	616,337	(39.4)
MTT	Minatitlan	12,453	1,058	(91.5)	58,497	31,647	(45.9)
OAX	Oaxaca	83,500	6,002	(92.8)	385,773	275,758	(28.5)
TAP	Tapachula	31,163	5,551	(82.2)	150,177	110,371	(26.5)
VER	Veracruz	122,445	11,338	(90.7)	555,526	328,725	(40.8)
VSA	Villahermosa	108,876	9,088	(91.7)	491,544	293,897	(40.2)
International Traffic		1,382,146	8,524	(99.4)	8,085,347	4,501,075	(44.3)
CUN	Cancun	1,327,014	7,355	(99.4)	7,594,936	4,165,482	(45.2)
CZM	Cozumel	19,919	167	(99.2)	202,711	128,789	(36.5)
HUX	Huatulco	2,891	-	(100.0)	97,694	77,302	(20.9)
MID	Merida	13,645	191	(98.6)	90,278	61,361	(32.0)
MTT	Minatitlan	659	3	(99.5)	3,035	1,943	(36.0)
OAX	Oaxaca	9,737	79	(99.2)	56,587	40,255	(28.9)
TAP	Tapachula	914	73	(92.0)	5,156	3,546	(31.2)
VER	Veracruz	5,627	105	(98.1)	26,784	15,768	(41.1)
VSA	Villahermosa	1,740	551	(68.3)	8,166	6,629	(18.8)
Traffic Total Mexico		2,848,990	96,777	(96.6)	14,563,229	8,246,437	(43.4)
CUN	Cancun	2,119,868	48,610	(97.7)	11,031,988	6,067,565	(45.0)
CZM	Cozumel	40,771	318	(99.2)	282,170	166,689	(40.9)
HUX	Huatulco	70,829	2	(100.0)	400,038	225,946	(43.5)
MID	Merida	240,408	13,999	(94.2)	1,107,788	677,698	(38.8)
MTT	Minatitlan	13,112	1,061	(91.9)	61,532	33,590	(45.4)
OAX	Oaxaca	93,237	6,081	(93.5)	442,360	316,013	(28.6)
TAP	Tapachula	32,077	5,624	(82.5)	155,333	113,917	(26.7)
VER	Veracruz	128,072	11,443	(91.1)	582,310	344,493	(40.8)
VSA	Villahermosa	110,616	9,639	(91.3)	499,710	300,526	(39.9)

US Passenger Traffic, San Juan Airport (LMM)
	May		% Chg	Year to date		% Chg
	2019	2020		2019	2020
SJU Total	776,383	79,906	(89.7)	3,829,801	2,328,108	(39.2)
Domestic Traffic	693,694	78,477	(88.7)	3,437,127	2,121,525	(38.3)
International Traffic	82,689	1,429	(98.3)	392,674	206,583	(47.4)

Colombia Passenger Traffic Airplan
		May		% Chg	Year to date		% Chg
		2019	2020		2019	2020
Domestic Traffic		798,142	875	(99.9)	3,898,187	2,273,180	(41.7)
MDE	Rionegro	578,881	153	(100.0)	2,817,461	1,623,314	(42.4)
EOH	Medellin	84,467	509	(99.4)	419,264	243,112	(42.0)
MTR	Monteria	78,531	101	(99.9)	390,782	259,479	(33.6)
APO	Carepa	19,407	5	(100.0)	85,495	50,421	(41.0)
UIB	Quibdo	29,960	98	(99.7)	147,174	83,585	(43.2)
CZU	Corozal	6,896	9	(99.9)	38,011	13,269	(65.1)
International Traffic		143,843	904	(99.4)	680,031	399,326	(41.3)
MDE	Rionegro	143,843	904	(99.4)	680,031	399,326	(41.3)
EOH	Medellin	-	-		-	-
MTR	Monteria	-	-		-	-
APO	Carepa	-	-		-	-
UIB	Quibdo	-	-		-	-
CZU	Corozal	-	-		-	-
Traffic Total Colombia		941,985	1,779	(99.8)	4,578,218	2,672,506	(41.6)
MDE	Rionegro	722,724	1,057	(99.9)	3,497,492	2,022,640	(42.2)
EOH	Medellin	84,467	509	(99.4)	419,264	243,112	(42.0)
MTR	Monteria	78,531	101	(99.9)	390,782	259,479	(33.6)
APO	Carepa	19,407	5	(100.0)	85,495	50,421	(41.0)
UIB	Quibdo	29,960	98	(99.7)	147,174	83,585	(43.2)
CZU	Corozal	6,896	9	(99.9)	38,011	13,269	(65.1)

About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain and develop 16 airports in the Americas. This comprises nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean and Latin America, and six airports in northern Colombia, including Medellin international airport (Rio Negro), the second busiest in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan's Airport is the island's primary gateway for international and mainland-US destinations and was the first, and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. For more information, visit www.asur.com.mx

CONTACT: ASUR: Lic. Adolfo Castro, +52-55-5284-0408, acastro@asur.com.mx; InspIR Group: Susan Borinelli, +1-646-330-5907, susan@inspirgroup.com